Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

1 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dlw 7/12

Cue Energy Resources Limited

A.B.N. 45 066 383 97

DRAFT RELEASE

Jeruk -2 ST 4 Drilling Report

At 5.00 am on Friday 1 July, Jeruk-2 ST4 operations were, pulling out of hole with plugged drill string. A $9^5/_8$ inch liner has been run to 4975 metres (measured depth). The top of Oligo-Miocene carbonate was penetrated at 4969 metres (measured depth). The anticipated forward operations are to drill out of the liner and run a leak off test.

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7318 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

1 July 2005

Cue Energy Resources Limited

A.B.N. 45 066 383 97

Results of Pro-Rata Entitlement Offer to Shareholders

Cue is pleased to announce that successful applications for 80,131,826 shares under the one for five Entitlement Offer were received. These applications represent 92% of the Entitlement Offer. The balance was taken up by the Underwriters.

The offer has resulted in Cue receiving $17.4m before costs.

The Company has proceeded to allotment of the 87,088,751 new ordinary shares.

Andrew Knox
Public Officer

1 July 2005